UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert T. Ishii

Ian B. Edvalson

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Telephone: (415)-947-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., on April 17, 2023.

99.2	Notice to Tokyo Stock Exchange that “SNBL Enters into Definitive Agreement to Acquire Satsuma Pharmaceuticals, Inc.”